I, V Owen Bush certify that:

(1) the financial statements of SpaceoutVR, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of SpaceoutVR, Inc. included in this Form reflects accurately the information reported on the tax return for SpaceoutVR, Inc. filed for the fiscal year ended December 31, 2016



Title: CEO
Date: 05/02/2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.